Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2023

ATHENS, GREECE, November 27, 2023 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $10.4 million and net income attributable to common stockholders of $9.9 million for the third quarter of 2023. The 2023 third quarter results compared to a net income of $10.7 million and net income attributable to common stockholders of $10.4 million for the same period in 2022. Earnings per share, basic and diluted, for the third quarter of 2023 were $0.88 and $0.27, respectively.

Revenue was $24.1 million ($23.4 million net of voyage expenses) for the third quarter of 2023, compared to $22.1 million ($18.8 million net of voyage expenses) for the same period in 2022. This increase was attributable to the increase in ownership days, which more than offset the slight decrease in time-charter equivalent rates (“TCE rates”) achieved during the quarter. Fleetwide, the average TCE rate for the third quarter of 2023 was $31,787, compared with an average rate of $34,411 for the same period in 2022. During the third quarter of 2023, net cash provided by operating activities was $17.9 million, compared with net cash provided by operating activities of $11.8 million for the third quarter of 2022.

Net income for the nine months ended September 30, 2023, amounted to $44.5 million, compared to a net income of $12.5 million for the nine months ended September 30, 2022. Net income attributable to common stockholders for the nine months ended September 30, 2023, amounted to $32.4 million, and resulted in earnings per share, basic and diluted, of $3.26 and $1.25, respectively. Net income attributable to common stockholders for the nine months ended September 30, 2022, amounted to $2.6 million, and resulted in earnings per common share, basic and diluted, of $2.35 and $0.60, respectively. Net income for the nine-month periods ended September 30, 2023 and 2022, has been adjusted to arrive at net income attributable to common stockholders mainly by aggregate non-cash items of $10.6 million and $9.3 million, respectively, as per US GAAP accounting standards, which do not affect the Company's operating cash flows.

Commenting on the results of the third quarter of 2023, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“During the third quarter of 2023, our Company maintained its remarkable profitability and strengthened its financial position by capitalizing on the solid tanker market fundamentals.  We achieved a fleetwide average time charter equivalent rate of $31,787 per day and $38,183 per day during the three and nine-month periods ended September 30, 2023, respectively. As a result, we generated revenues of $85.1 million and net income of $44.5 million during the nine months ended September 30, 2023, representing increases of 80% and 257%, respectively, from the equivalent period of 2022. Our cash balance at the end of the third quarter was approximately $85.4 million, corresponding to a 115% increase from the 2022 year-end cash balance.

“Reflecting our confidence in the strength of our business as well as in our ability to generate significant cash flow by operating our expanded fleet in the prevailing profitable charter rate environment, following the completion of an initial $2 million share repurchase program commenced in April of this year, in August the Company’s board of directors approved a second $2 million share repurchase program, which we intend to deploy opportunistically in a manner that enhances shareholder value.

“We believe that the overall positive developments in the tanker sector and the firm freight rate environment will be sustainable in the foreseeable future. Our fleet employment strategy focused on a balanced exposure to short to medium term time charter contracts as well as the spot tanker market, has well positioned our Company to secure, beginning the fourth quarter of 2023, a fixed revenue backlog of approximately $39 million, as five of our Aframax tankers are currently operating under time charter contract arrangements with reputable counterparties, while in parallel we are able to capture the upside potential of the Aframax spot tanker market, through the operation of our remaining vessels under pool arrangements.

“Going forward, we expect to further solidify our market position through the renewal of our fleet and the acquisition of younger and more technologically advanced vessels. As previously announced, we have entered into a contract for the purchase of a newbuild LNG-ready LR2 Aframax tanker with a 2025 delivery date and we have agreed to sell our oldest Aframax tanker, the M/T P. Kikuma, for a gross sale price of $39.3 million and expected delivery to the seller during December 2023. We believe that our impressive financial performance, our current cash balance representing 1.6x of the remaining capital expenditures related to our newbuilding Aframax tanker, our conservative net leverage which currently corresponds to a mere 10% of our estimated fleet market value, as well as the proceeds from the sale of our oldest Aframax tanker, result in a strong balance sheet and enhance our ability to pursue selective and timely asset acquisitions.”

Corporate Developments

Share Repurchase Plan

Under the share repurchase plan announced in April 2023 (the “April Plan”), the Company repurchased during the third quarter of 2023 a total of 528,953 common shares for a total amount of approximately $0.6 million, and consequently, the April Plan was successfully completed.

Additionally, as previously announced on August 21, 2023, the Company’s board of directors approved a share repurchase plan (the “August Plan”) pursuant to which the Company may repurchase up to $2 million of its outstanding common shares.  As of the date hereof, 33,333 common shares have been repurchased for a total amount of approximately $50,000 under the August Plan.

Update on Outstanding Shares and Warrants

As of November 24, 2023, the Company had outstanding 12,152,559 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;
•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;
•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;
•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and
•	Series B Warrants issued March 3, 2023, to purchase up to 4,167,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,451,044 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Tanker Market Update for the Third Quarter of 2023:

• Tanker fleet supply was 688.3 million dwt, up 0.4% from 685.6 million dwt from the previous quarter and up 2.5% from Q3 2022 levels of 671.7 million dwt.

• Tanker demand in billion tonne-miles is projected to increase by a firm 7.5% in 2023, supported by solid Chinese demand for crude oil, ongoing trade pattern shifts towards longer haul distances due to sanctions imposed on Russian exports and returning crude oil volumes to the market from Venezuela, after its partial oil sanctions lift announced in October.

• Tanker fleet supply in deadweight terms is estimated to grow by a moderate 2.0% in 2023 and just 0.6% in 2024.

• Crude oil tanker fleet utilization was estimated at 84.4%, down from 85.0% in the previous quarter and up from 79.5% in Q3 2022.

• Newbuilding tanker contracting was just 9.2 million dwt in the third quarter, resulting in a tanker orderbook-to-fleet ratio of 6.1%, close to the lowest level observed during the past 28 years.

• Daily spot charter rates for Aframax tankers averaged $27,409, down 54.2% from the previous quarter average of $59,855 and down 47.9% from the Q3 2022 average of $52,610.

• The value of a 10-year-old Aframax tanker at the end of the third quarter was $51.0 million, down 1.9% from 52.0 million in the previous quarter, and up 21.4% from $42.0 million in Q3 2022.

• The number of tankers used for floating storage (excluding dedicated storage) was 123 (17.5 million dwt), down 17.5% from 149 (21.5 million dwt) in the previous quarter and down 30.5% from Q3 2022 levels of 177 (26.0 million dwt).

• Global oil consumption was 101.4 million bpd, up 0.7% from the previous quarter level of 100.8 million bpd, and up 1.4% from Q3 2022 levels of 100.0 million bpd.

• Global oil production was 101.4 million bpd, down 0.3% from the previous quarter level of 101.7 million bpd and up 0.4% from Q3 2022 levels of 101.0 million bpd.

• OECD commercial inventories were 2,830 million barrels, up 0.1% from the previous quarter level of 2,828 million barrels, and up 3.4% from Q3 2022 levels of 2,736 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data
(in thousands of US Dollars, except fleet data and average daily results)	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$24,114	$22,131	$85,098	$47,406
Voyage expenses	719	3,274	3,234	12,022
Vessel operating expenses	5,524	3,309	15,855	9,586
Net income	10,369	10,676	44,452	12,465
Net income attributable to common stockholders	9,891	10,404	32,425	2,595
Earnings per common share, basic	0.88	3.83	3.26	2.35
Earnings per common share, diluted	0.27	1.50	1.25	0.60
FLEET DATA
Average number of vessels	8.0	6.0	8.0	5.3
Number of vessels	8.0	6.0	8.0	6.0
Ownership days	736	548	2,184	1,453
Available days	736	548	2,144	1,423
Operating days (1)	730	529	2,120	1,384
Fleet utilization	99.2%	96.5%	98.9%	97.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$31,787	$34,411	$38,183	$24,866
Daily vessel operating expenses (3)	$7,505	$6,038	$7,260	$6,597

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of November 27, 2023)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes
	Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
3	P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd.	Crude	Pool	1
4	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
5	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool
6	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter
7	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter
8	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Pool

1 Vessel P. Kikuma has been sold and is expected to be delivered to its new owners in December 2023.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to future market conditions, the conduct of our share repurchase program and the delivery of the vessels we have agreed to acquire.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
REVENUE:
Revenue	$24,114	$22,131	$85,098	$47,406

EXPENSES:
Voyage expenses	719	3,274	3,234	12,022
Vessel operating expenses	5,524	3,309	15,855	9,586
Depreciation and amortization of deferred charges	3,811	2,496	11,276	6,566
General and administrative expenses	1,981	1,416	5,396	4,705
(Reversal) / Provision for credit losses and write offs	34	(59)	(21)	18
Foreign currency losses / (gains)	(5)	2	33	(51)
Operating income	$12,050	$11,693	$49,325	$14,560

OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,278)	(1,117)	(7,642)	(2,207)
Interest income	999	100	2,204	112
Changes in fair value of warrants' liability	(402)	-	565	-
Total other expenses, net	$(1,681)	$(1,017)	$(4,873)	$(2,095)

Net income	$10,369	$10,676	$44,452	$12,465

Income allocated to participating securities	-	(3)	(1)	(2)
Deemed dividend on Series B preferred stock upon exchange of common stock	-	-	-	(9,271)
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	-	-	(9,809)	-
Deemed dividend to the July 2022 and August 2022 warrants holders due to triggering of a down-round feature	-	(22)	(789)	(22)
Dividends on preferred stock	(478)	(247)	(1,428)	(575)

Net income attributable to common stockholders	$9,891	$10,404	$32,425	$2,595

Earnings per common share, basic	$0.88	$3.83	$3.26	$2.35

Earnings per common share, diluted	$0.27	$1.50	$1.25	$0.60

Weighted average number of common shares, basic	11,261,597	2,715,008	9,950,612	1,104,669

Weighted average number of common shares, diluted	38,618,629	6,854,785	34,486,994	5,556,942

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022

Net income	$10,369	$10,676	$44,452	$12,465
Comprehensive income	$10,369	$10,676	$44,452	$12,465

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	September 30, 2023	December 31, 2022*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$85,396	$39,726
Advances for vessel under construction and other vessels' costs	11,106	-
Vessels, net	226,803	236,607
Other fixed assets, net	45	72
Other assets	8,688	16,574
Total assets	$332,038	$292,979

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$117,124	$127,675
Other liabilities	5,547	9,599
Total stockholders' equity	209,367	155,705
Total liabilities and stockholders' equity	$332,038	$292,979

* The balance sheet data as of December 31, 2022 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$17,883	$11,761	$58,692	$10,167
Net Cash used in Investing Activities	$(197)	$(30,810)	$(11,708)	$(34,829)
Net Cash (used in) / provided by Financing Activities	$(3,025)	$41,241	$(1,314)	$50,550